

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Aengus Kelly
Chief Executive Officer
AerCap Holdings N.V.
AerCap House
65 St. Stephen's Green
Dublin D02 YX20
Ireland

> **Re: AerCap Holdings N.V.**
> **Registration Statement on Form F-4**
> **Filed March 1, 2024**
> **File No. 333-277595**

Dear Aengus Kelly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Douglas Dolan